

*By Electronic Mail*

September 7, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Emerge ETF Trust
        Issuer CIK:    0001914404
        Issuer File Number:    333-264662 / 811-23797
        Form Type:    8-A12B
        Filing Date:    September 7, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 26, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Emerge EMPWR Sustainable Dividend Equity ETF (EMCA)
- Emerge EMPWR Sustainable Global Core Equity ETF (EMZA)
- Emerge EMPWR Sustainable Emerging Markets Equity ETF (EMCH)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications